SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                        Core-Mark Holding Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   218681104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


              Post Confirmation Trust for Fleming Companies, Inc.
                         5801 North Broadway, Suite 100
                            Oklahoma City, OK 73118
                                 (405) 286-9828
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 11, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  218681104                       13D               Page 1 of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Post Confirmation Trust for Fleming Companies, Inc.
Tax ID No. 20-6270151
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*


                                                                              00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                                                   United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                                                                       2,266,464
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                                                                     0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                                                       2,266,464
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                                                                               0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                                       2,266,464
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                                           23.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                                                                              00
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     EXPLANATORY NOTE


     The Post Confirmation Trust for Fleming Companies, Inc. (the "Reporting Person") was created under the Third Amended and Revised Joint Plan of Reorganization (the "Plan") of Fleming Companies, Inc. and its Filing Subsidiaries (the "Debtors") under Chapter 11 of the United States Bankruptcy Code. The Reporting Person is responsible for the review and allowance of any unsecured claims against the Debtors. The PCT is also responsible for directing the distribution of the shares of Core-Mark Holding Company, Inc. (the "Issuer") with respect to any such allowed unsecured claims.

     The Issuer issued an aggregate of 9.8 million shares of common stock to Fleming Companies, Inc. in exchange for the stock of Core-Mark International, Inc. and its subsidiaries. The Reporting Person was initially responsible for the allocation of the 9,800,000 shares of the Issuer's common stock issued to Fleming Companies, Inc. The common stock of the Issuer was first registered under Section 12(g) of the Exchange Act on November 7, 2005. As of November 7, 2005, the reporting Person had authorized the distribution of 7,329,791 shares of the Issuer's common stock. The remaining 2,470,209 shares remained unallocated as of November 7, 2005 pending future resolution of unsecured claims against the Debtors. The Reporting Person merely directs the distribution of the Issuer's shares of common stock; however, under Rule 13d-3 of the Exchange Act, the Reporting Person may be considered to be a beneficial owner of the Issuer's common stock. The Reporting Person disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of Section 16 or for any other purpose.

Item 1. Security and Issuer.

     The class of equity security to which this statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of Core-Mark Holding Company, Inc., a Delaware corporation. The name and address of the principal executive offices of the Issuer are: Core-Mark Holding Company, Inc., 395 Oyster Pointe Boulevard, Suite 414, South San Francisco, California 94080.

Item 2. Identity and Background.

     (a) Name: This Schedule 13D is filed by The Post Confirmation Trust for Fleming Companies, Inc.

     (b) Residence or business address: The principal business address of the Reporting Person is 5801 North Broadway, Suite 100, Oklahoma City, Oklahoma 73118.

     (c)  Present business or occupation: See Explanatory Note.

     (d) Criminal convictions: The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) in the last five years.

     (e) Civil Proceedings: The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

     (f)  Citizenship: Not applicable

     Pursuant to rule 13d-4 of the Exchange Act, the Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or
Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Item 3. Source and Amount of Funds or Other Consideration.

     See Explanatory Note.

Item 4. Purpose of Transaction.

     See Explanatory Note.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date hereof, the Reporting Person owns no Shares. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, however, the Reporting Person may be deemed to possess beneficial ownership of an aggregate of 2,266,464 Shares representing approximately 23.1% of the total class of shares issued and outstanding based on 9,808,542 shares outstanding based on the number of shares of Common Stock represented to be issued and outstanding as of October 31, 2005 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005. The Reporting Person, however, disclaims beneficial ownership of such securities, and this statement shall not be construed as an admission the Reporting Person is the beneficial owner for any purpose of the securities covered by this 13D disclosure.

     (b) See Explanatory Note. The Reporting Person may be deemed to have the sole power to direct the disposition and the vote of 2,266,464 shares of the Issuer's Common Stock.

     (c) The Reporting Person made the following distributions of the Issuer's Common Stock pursuant to the Plan from the date of the event which required filing this statement (November 7, 2005):

            Transaction Date      Shares Transferred
            ----------------      ------------------
               10/25/2005             1,836,273
               10/31/2005               126,448

     (d)  None

     (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     See Explanatory Note.

Item 7. Materials to be Filed as Exhibits.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 17, 2006

                              Post Confirmation Trust of Fleming Companies,
                              Inc.

                              By: Castellamare Advisors, LLC, PCT Representative

                                  By: /s/ Robert A. Kors
                                          Robert A. Kors




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).